Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Boone's Bourbon Co.
105 S. Norfolk Way
Charleston, SC 29445
www.drinkboonesbourbon.com

Up to $618,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Boone's Bourbon Co.
Address: 105 S. Norfolk Way, Charleston, SC 29445
State of Incorporation: SC
Date Incorporated: March 08, 2022

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $618,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $10,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see section 3(l) in the Crowdfunding SAFE Subscription Agreement attached in Exhibit F.

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted

Capitalization.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives and Bonuses*

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Loyalty Bonus: Existing customers and community members will receive 10% in addition to the base discount

Time-Based Investment Incentives

Friends and Family

Invest within the first 72 hours and receive 15% in addition to the base discount.

Super Early Bird

Invest within the next 72 hours and receive 10% in addition to the base discount.

Early Bird

Invest within the next 7 days and receive 5% in addition to the base discount.

Amount-Based Investment Incentives

Tier 1 – $100+

Receive:

Official Boone's Bourbon Digital Owner Certificate

Exclusive Access to the Homegrown Boone's Bourbon Investors Club Facebook Group (join our private, investor-only Facebook community to receive exclusive company updates, behind-the-scenes content, announcements, product previews, and connect with fellow "Homegrown" Boone's Bourbon & Boone's Beer investors.)

Tier 2 – $250+

Receive everything in Tier 1, plus:

Boone's Bourbon Hat

Boone's Bourbon Sticker

Boone's Bourbon and Tyler Boone will follow you on social media (on eligible public social media platforms, subject to account availability and platform policies.)

Tier 3 – $500+

Receive everything in Tier 2, plus:

Two Premium Boone's Bourbon Whiskey Glasses

Exclusive Boone's Bourbon Founders Edition Vinyl Record (receive one limited-edition Tyler Boone vinyl record produced exclusively for Boone's Bourbon investors. This collector's edition will never be sold to the general public and will be shipped directly to your home.)

Complete Tyler Boone Digital Music Collection (receive a digital download of Tyler Boone's entire music catalog (currently over 60 songs), plus exclusive previews of upcoming releases and complimentary digital downloads of all future Tyler Boone music as it becomes available.)

Live Social Media Broadcast with Tyler Boone (join Tyler Boone for a one-time live social media broadcast to discuss Boone's Bourbon, Boone's Beer, the investment raise, music, entrepreneurship, or any mutually agreed-upon topics. The live session will be scheduled after the completion of the fundraising campaign, subject to mutual availability.)

Permanent Recognition on the Boone's Bourbon Website (be proudly recognized as a "Homegrown" Boone's Bourbon & Boone's Beer Family Investor on our official website as a lasting thank-you for your investment. Recognition is optional and may be displayed using your preferred name.)

Tier 4 – $1,000+

Receive everything in Tier 3, plus:

Two Boone's Bourbon Hats

Two Boone's Bourbon Stickers

Four Premium Boone's Bourbon Whiskey Glasses

Lifetime Boone's Bourbon Founders Club Membership (includes exclusive lifetime Founders perks such as complimentary concert tickets, VIP event access, bourbon tastings, special release opportunities, merchandise giveaways, and other member-exclusive experiences, subject to availability.)

Exclusive Founders Product Council Access (receive invitations to provide feedback and share ideas on future Boone's Bourbon products, new SKUs, limited releases, merchandise, and brand initiatives. While all feedback is welcomed and valued, final product decisions remain at the Company's discretion.)

Personalized Thank-You Video from Tyler Boone (a custom video message personally thanking you for becoming a Boone's Bourbon investor and welcoming you to the Founders Club.)

Two Complimentary Tickets to Any Tyler Boone Headlining Concert (subject to venue approval, artist availability, and applicable capacity limits. Boone's Bourbon and Tyler Boone will make reasonable efforts to secure complimentary admission whenever possible.)

Personalized Digital Founder's Certificate

Tier 5 – $5,000+

Receive everything in Tier 4, plus:

5% Bonus Discount

Two Personalized Boone's Bourbon Flasks

Dinner with Tyler Boone & the Band (you and one guest will be invited to join Tyler Boone and the band for dinner before one Tyler Boone headlining concert of your choice, subject to scheduling, artist availability, venue logistics, and advance coordination.)**

Annual Personalized Videos from Tyler Boone (receive one personalized birthday video and one personalized holiday video from Tyler Boone each year as a thank-you for your continued support.)

Exclusive Founders Club Recognition

Tier 6 – $10,000+

Receive non-bonus discount perks in Tier 5, plus:

10% Bonus discount

Custom Laser-Engraved Boone's Bourbon Whiskey Barrel (personalized and shipped to your home.)

Private Tyler Boone Acoustic Concert (a one-time private acoustic performance by Tyler Boone for you, your friends, and your family. This exclusive experience will be scheduled after the completion of the fundraising campaign at a mutually agreed-upon date and location. Boone's Bourbon will work directly with you to create a memorable and personalized event.)**

VIP Founders Recognition

Tier 7 – $50,000+

Receive non-bonus discount perks in Tier 6, plus:

15% Bonus Discount

Private VIP Weekend with Tyler Boone & Boone's Bourbon (a one-time exclusive VIP experience personally hosted by Tyler Boone and the Boone's Bourbon team. Boone's Bourbon will coordinate and provide accommodations for the weekend, subject to scheduling and mutual availability. The experience may include VIP events, distillery visits, bourbon tastings, live music, and other exclusive Boone's Bourbon experiences.)

Exclusive Studio Session Experience with Tyler Boone (you and one guest will receive a one-time invitation to attend a professional recording studio session with Tyler Boone, offering a behind-the-scenes look at the songwriting, recording,

and music production process. This exclusive experience will be scheduled after the completion of the fundraising campaign, subject to studio availability and mutual scheduling.)

Personalized Executive Digital Founder's Certificate

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Travel and lodging not included.

The 10% StartEngine Owners' Bonus

Boone's Bourbon Co. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Boone's Bourbon Co. (the "Company") is a South Carolina corporation. Its predecessor entity, Boone's Bourbon, LLC, was organized under South Carolina law on November 2, 2018, operated continuously, and converted to a South Carolina corporation on March 8, 2022. "Homegrown" Boone's Bourbon is an award-winning American bourbon whiskey brand founded by singer/songwriter Tyler Boone in 2015 and launched in 2018 in Charleston, South Carolina at the Striped Pig Distillery. The flagship product is a cask-strength, high-proof bourbon aged in new American white oak charred barrels, positioned for upscale bourbon enthusiasts, premium cocktail bars, and chef-driven restaurants, and sold across the United States.

The Company has been named in a breach-of-contract claim by a former co-packer, who alleges part-ownership of the Company. The Company's position is that the claim has no connection to the Company and arises from an agreement with a separate, now-defunct entity that lapsed years ago due to non-performance. No litigation has been filed, both parties have indicated they do not intend to litigate, and the Company has not received recent correspondence from the co-packer. The Company continues to deny the claim and to pursue informal resolution.

Competitors and Industry

The U.S. bourbon industry remains one of the strongest premium spirits categories. Per the Distilled Spirits Council (DISCUS), distilled spirits have continued to take long-term share from beer and wine, with American whiskey a flagship premium category; IBISWorld estimates the U.S. whiskey and bourbon distilling industry now generates well over $6 billion annually, driven by premiumization, tourism, and exports. Although 2025 brought slower growth amid inflation, tariffs, and shifting consumer spending, these conditions have favored value-driven premium brands as consumers grow more selective—seeking premium quality without ultra-premium pricing. Key trends include sustained demand for cask-strength bourbons, growth in bourbon tourism and experiential marketing, and rising interest in founder-led, authentic brands. The Company competes in the premium bourbon category against recognized brands including Bulleit, Michter's, High West, Blanton's, Buffalo Trace, E.H. Taylor, Russell's Reserve, Elijah Craig Barrel Proof, Wild Turkey Rare Breed, Heaven Hill, WhistlePig, and 1792. Within that field, Homegrown Boone's Bourbon differentiates primarily on value: its 117-proof cask-strength flagship retails at $36.99 (East Coast) and $46.99 (West Coast), well below comparable cask-strength expressions such as Elijah Craig Barrel Proof (~$85–95), Russell's Reserve Single Barrel (~$65–75), and Wild Turkey Rare Breed (~$55–65). This lets consumers access a premium high-proof bourbon at an accessible price point while creating margin and velocity opportunities for retailers, distributors, and on-premise accounts. Beyond price, the brand's competitive advantage is its integration into an entertainment and lifestyle ecosystem—live music festivals, artist partnerships, podcast media, and an engaged social following—that creates consumer touchpoints beyond traditional liquor marketing. The Company sees

further growth through a single-barrel and barrel-pick program, a barrel-aged membership club, limited annual releases, collaborations, expanded national on-premise placement, and international distribution.

Current Stage and Roadmap

Boone's Bourbon has executed much of its original growth plan and materially strengthened its market position. At launch it sourced bourbon from MGP; today it produces and bottles 100% Kentucky bourbon aged 4–5 years in new American white oak charred barrels at the Bardstown Bourbon Company in Bardstown, Kentucky. Boone's Beer, a Pre-Prohibition-style American pilsner developed as a companion "Boilermaker" pairing to the bourbon, is produced through a capital-efficient contract-brewing partnership with Peak Drift Brewing Company in Columbia, South Carolina—avoiding the capital expense of owning a brewery. The Company's owned social audience has grown from roughly 44,000 followers in 2022 to more than 400,000 today, providing a direct-to-consumer platform that lowers acquisition costs and supports retail partners. Boone's Bourbon products are currently available in 7 states and have been available in as many 26 states through retail, restaurants, bars, and liquor stores, plus direct online delivery to consumers in all 50 states where legally permitted. Rather than chasing geographic expansion, the Company has focused on deepening penetration and depletion velocity within its existing 26-state footprint and on aligning with premium distribution partners—driving stronger sell-through, more consistent reorders, and durable distributor relationships. Looking ahead, the Company intends to increase depletion within existing markets, expand premium on- and off-premise placements, and leverage its digital audience to drive demand. Planned portfolio expansion includes rye and wheated bourbons, continued annual cask-strength and single-barrel releases, growth of Boone's Beer, and a planned bourbon stout. Boone's Bourbon and Boone's Beer also plan to begin exporting to the United Kingdom no later than early 2027, which the Company views as a foundation for broader international distribution. With premium production partners, stronger distributor relationships, a larger marketing platform, and an established national footprint, the Company believes it is positioned to accelerate growth as it evolves into a diversified premium beverage company.

The Team

Officers and Directors

Name: Tyler Boone

Tyler Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Founder, Director, President, Treasurer
  Dates of Service: July, 2015 - Present
  Responsibilities: Delegates day to day tasks, helps with big box retail relationships, launching the product in new markets and majority of the marketing. I also personally have funded all the marketing out of pocket for the past 4 years. I have never received a salary from Boone's Bourbon. I own 45% equity of Boone's Bourbon. I spend over 40 hours a week on Boone's Bourbon.

Other business experience in the past three years:

- Employer: Artist Formula
  Title: Founder, CEO & President
  Dates of Service: February, 2020 - Present
  Responsibilities: Build relationships with musicians and artists and promotes them through online services and on social media. Distribute albums, plan major music festivals. Guest speaker. I spend roughly 40 hours a week with Artist Formula.

Name: Michael Boone

Michael Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO - Director of Operations, Director, and Secretary
  Dates of Service: February, 2018 - Present
  Responsibilities: Mick handles a lot of the day to day tasks at the distillery, helps with product orders, delegates any payments to brokers and helps launch product in new markets and land new accounts.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity in the amount of up to $618,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The underlying securities of the Crowdfunding SAFE being sold in this offering may or may not have voting rights attached to them. This means that you will likely have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Boone's Bourbon was formed on 11/02/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Boone's Bourbon has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need

to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company has received notice of a claim for breach of contract by a third party that remains ongoing.
The Company has been notified of a claim for breach of contract made by a former Distributor. The Distributor's claim stems from an agreement between the Distributor and a separate business entity from the Company. The Company has denied the Distributor's claim and no litigation has occurred to date. While the parties are currently working to settle the dispute informally, the possibility of litigation, its associated costs, and unfavorable outcome against the Company remain, which may have an adverse effect on the Company and your investment.

Alcohol Regulatory and Tied-House Risks
The alcoholic beverage industry is heavily regulated by the Alcohol and Tobacco Tax and Trade Bureau (TTB) and various state alcoholic beverage commissions. These regulations strictly enforce the "three-tier system," which legally separates manufacturers, wholesalers, and retailers. Federal and state "tied-house" laws generally prohibit cross-tier ownership, meaning a person who owns or operates a retail or wholesale alcohol business cannot hold a financial interest in a manufacturer like the Company. If an investor in this offering is an owner, officer, or employee of an alcohol wholesaler or retailer, their investment could immediately trigger a tied-house violation. Such violations carry severe consequences, including administrative fines, regulatory enforcement actions, and the potential suspension or complete revocation of the Company's federal basic permits and state licenses. The loss of these permits would effectively halt the Company's operations and could result in the total loss of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tyler Booone	2,700,000	Class A Common Non-Voting Stock	44.0%
Michael Boone	2,700,000	Class A Common Non-Voting Stock	44.0%

The Company's Securities

The Company has authorized Class A Common Non-Voting Stock, and Crowdfunding SAFE.

Class A Common Non-Voting Stock

The amount of securities outstanding is 6,185,403.

Material Rights

Voting Rights. Each holder of Class A Non-Voting Common Stock, as such, shall be non-voting; provided, however, that:

(i) except as otherwise required by South Carolina Corporation Laws, holders of Non-Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Stock);

(ii) so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Certificate of Incorporation or the bylaws of the Corporation so as to adversely affect the preferences, rights or powers of the Non-Voting Common Stock.

Crowdfunding SAFE

The security will convert into Crowdfunding stock and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $1,000,000

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see section 3(l) in the Crowdfunding SAFE Subscription Agreement attached in Exhibit F.

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be

received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2024 was $100,990 compared to $127,464 in fiscal year 2025.

Boone's Bourbon is back on track growing within our states and online sales after partnering with Bardstown Bourbon Co & Peak Drift Brewing Co. We were not producing for a short moment in 2025 due to licensing acquisition lag related to switching co-packers.

Cost of Sales

Cost of Sales for fiscal year 2024 was $64,613.00 compared to $54,261.00 in fiscal year 2025.

We had sufficient inventory carryover from 2024 that enabled us to fulfill most of 2025 purchase orders without incurring additional cost of sales.

Gross Margins

Gross margins for fiscal year 2024 were $36,377 compared to $73,203 in fiscal year 2025.

Margin improvement can be largely attributed to upgrades in our production using Bardstown Bourbon Company and Peak Drift Brewing.

Expenses

Expenses for fiscal year 2024 were $37,849.00 compared to $74,735.00 in fiscal year 2025.

The expenses increase reflect the growth within our states and online sales after partnering with Bardstown Bourbon Co & Peak Drift Brewing Co.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is entering a significant expansion phase following years of establishing its brand, distribution network, and product portfolio. Historical operations were impacted by distributor transitions, legal matters involving former business relationships, and limited market expansion due to distribution constraints that have since been addressed.

Past cash was primarily generated through product sales, founder capital contributions, and equity investments. Our goal is to significantly increase revenues by expanding distribution into additional markets, increasing national retail placement, growing direct-to-consumer sales where permitted, and expanding strategic partnerships.

The Company's historical cash flows do not fully represent its future expectations because management believes the business is now positioned for accelerated growth through expanded distribution, increased production capacity, strategic marketing initiatives, and stronger operational efficiencies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company is currently functioning on limited cash reserves. The CEO, Tyler Boone, funds certain company operations and expenses through his personal finances.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support future PO orders as more markets are opening up all the time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company expects to continue operating through existing revenues and available capital resources. If the maximum funding goal is achieved, approximately 90% of the Company's available capital resources would consist of proceeds from this Regulation Crowdfunding campaign, allowing the Company to accelerate expansion rather than simply maintain operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can still operate without the funds we raise, we will just operate at a much slower rate and our goal is to speed up revenue so we can accelerate the growth of the company..

How long will you be able to operate the company if you raise your maximum funding goal?

The company can still operate without the funds we raise, we will just operate at a much slower rate and our goal is to speed up revenue so we can accelerate the growth of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently there are no planned additional sources of capital apart from the funds from the CEO Tyler Boone.

Indebtedness

- Creditor: SBA Loan - Economic Injury Disaster Loan
  Amount Owed: $10,367.00
  Interest Rate: 3.75%
  Maturity Date: June 25, 2050
  The loan bears interest at a fixed annual rate of 3.75% and matures on June 25, 2050. Under the terms of the promissory note, monthly payments of $52, including principal and interest, were scheduled to begin twelve months after the date of the promissory note. The loan may be prepaid at any time without penalty.

- Creditor: Tyler Boone & Michael Boone
  Amount Owed: $53,204.00
  Interest Rate: 0.0%
  Non-interest bearing, unsecured, and payable on demand

Related Party Transactions

- Name of Person: Tyler & Michael Boone
  Relationship to Company: 20% Shareholders
  Nature / amount of interest in the transaction: $53,204
  Material Terms: During the year ended December 31, 2025, certain operating expenses of the Company were paid directly by its owners on the Company's behalf to provide working capital and support its operating activities. These amounts were recorded as advances from owners and are non-interest bearing, unsecured, and payable on demand. As of December 31, 2025, the outstanding balance due to Tyler Boone, the Company's Chief Executive Officer, was approximately $23,203, and the outstanding balance due to Michael Boone, the Company's Chief Financial Officer, was approximately $30,000, resulting in total advances from owners of $53,204.

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion of the SAFE notes into equity in a future financing transaction, if any. The valuation cap does not represent the Company's current valuation, enterprise value, or fair market value, and should not be viewed as an indication of the price at which the Company's securities may be valued in any future financing, liquidity event, or other transaction.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Marketing
  20.0%
  Marketing and sponsorships to increase the brand awareness of Boone's Bourbon, increasing topline revenue growth and throughput. Branded joint ventures with other alcoholic/spirit brands, sponsorship of entertainment events, digital marketing initiatives, and promotional campaigns.

- Inventory

41.5%
The Company intends to use a significant portion of the proceeds to expand inventory levels to support increasing demand, improve production efficiency, and strengthen relationships with our premium co-packers. Additional inventory will allow the Company to maintain product availability, support new retail placements, expand the Boone's Beer and Boone's Bourbon product lines, and continue building its barrel-aged bourbon program.

- Working Capital
  25.0%
  Vendor accounts payable, production ramp-up, expansion of operations, new product launches, merchandise, and general working capital needs. Michael Boone and Tyler Boone do not currently draw salaries from Boone's Bourbon. Management's objective is to reinvest capital into growing revenue, expanding distribution, increasing brand value, and building the Company for a potential strategic acquisition and successful exit.

- Accounting & Legal Fees
  5.0%
  Accounting, legal, compliance, regulatory expenses, travel related to business development, and other operational expenses.

If we raise the over allotment amount of $618,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Marketing
  20.0%
  Marketing and sponsorships to increase the brand awareness of Boone's Bourbon, increasing topline revenue growth and throughput. Branded joint ventures with other alcoholic/spirit brands, sponsorship of entertainment events, digital marketing initiatives, and promotional campaigns.

- Inventory
  41.5%
  The Company intends to use a significant portion of the proceeds to expand inventory levels to support increasing demand, improve production efficiency, and strengthen relationships with our premium co-packers. Additional inventory will allow the Company to maintain product availability, support new retail placements, expand the Boone's Beer and Boone's Bourbon product lines, and continue building its barrel-aged bourbon program.

- Working Capital
  25.0%
  Vendor accounts payable, production ramp-up, expansion of operations, new product launches, merchandise, and general working capital needs. Michael Boone and Tyler Boone do not currently draw salaries from Boone's Bourbon. Management's objective is to reinvest capital into growing revenue, expanding distribution, increasing brand value, and building the Company for a potential strategic acquisition and successful exit.

- Accounting & Legal Fees
  5.0%
  Accounting, legal, compliance, regulatory expenses, travel related to business development, and other operational expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.drinkboonesbourbon.com (https://www.drinkboonesbourbon.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/boones-bourbon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Boone's Bourbon Co.

[See attached]

BOONE'S BOURBON CO.

Financial Statements
As of And For The Years Ended December 31, 2025 and 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Boone's Bourbon Co.
Goose Creek, South Carolina

We have reviewed the accompanying financial statements of Boone's Bourbon Co. (the "Company,"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Boone's Bourbon Co. will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

July 28, 2026
Calabasas, California

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	46,193	$	14,847
Accounts receivable		-		7,248
Other current assets		-		5,328
Total assets		**46,193**		**27,423**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Credit card payable		19,439		23,732
Advances from owners		53,204		-
Current portion of loans payable - third party		60,339		70,133
Total current liabilities		**132,982**		**93,865**
Loans payable - third party		10,128		10,367
Total liabilities	**$**	**143,110**	**$**	**104,232**
STOCKHOLDERS' DEFICIT				
Common stock, $2 par value; 6,185,043 shares issued and outstanding		12,370,086	$	12,370,086
Additional paid-in capital – deficit		(12,085,010)		(12,085,010)
Accumulated deficit		(381,993)		(361,885)
Total stockholders' deficit		**(96,917)**		**(76,809)**
Total liabilities and stockholders' deficit	**$**	**46,193**	**$**	**27,423**

See accompanying notes to financial statements.

BOONE'S BOURBON CO.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Years Ended December 31,	**2025**	**2024**
(USD $ in Dollars)		
Net revenue	$ 127,464	$ 100,990
Cost of goods sold	54,261	64,613
Gross profit	73,203	36,377
Operating expenses		
General and administrative	62,140	34,934
Advertising and marketing	12,595	2,915
Total operating expenses	74,735	37,849
Operating loss	(1,532)	(1,472)
Interest expense	(18,576)	(17,089)
Loss before income taxes	(20,108)	(18,561)
(Provision)/benefit from income taxes	-	-
Net loss	**$ (20,108)**	**$ (18,561)**

See accompanying notes to financial statements.

BOONE'S BOURBON CO.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(USD $ in Dollars)	Common Stock, non-voting Shares	Common Stock, non-voting Amount	Additional paid-in capital – deficit	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023	6,185,043	$ 12,370,086	$ (12,085,010)	$ (343,324)	$ (58,248)
Net loss	-	-	-	(18,561)	(18,561)
Balance—December 31, 2024	6,185,043	$ 12,370,086	$ (12,085,010)	$ (361,885)	$ (76,809)
Net loss	-	-	-	(20,108)	(20,108)
Balance—December 31, 2025	6,185,043	$ 12,370,086	$ (12,085,010)	$ (381,993)	$ (96,917)

See accompanying notes to financial statements.

BOONE'S BOURBON CO.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(20,108)	$	(18,561)
Changes in operating assets and liabilities:				
Accounts receivable		7,248		(7,248)
Credit card payable		(4,293)		21,487
Advances from owners		53,204		-
Other current assets		5,328		-
Net cash used in operating activities		**41,379**		**(4,321)**
CASH FLOW FROM FINANCING ACTIVITIES				
Payments for loan payable - third party		(10,033)		-
Net cash used in financing activities		**(10,033)**		**-**
Change in cash		31,346		(4,321)
Cash—beginning of year		14,847		19,169
Cash—end of year	**$**	**46,193**	**$**	**14,847**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	18,576	$	17,089
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Boone's Bourbon Co. (the "Company") was incorporated in the State of South Carolina on March 8, 2022, through the conversion of Boone's Bourbon LLC into a corporation under South Carolina law. The conversion changed the Company's legal form from a limited liability company to a corporation, and the former members of Boone's Bourbon LLC became stockholders of the Company. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Goose Creek, South Carolina.

The Company is engaged in the production, marketing, and sale of premium bourbon whiskey under the Homegrown Boone's Bourbon brand. The Company manufactures its products through third-party distillation and production arrangements and distributes its bourbon to wholesalers and distributors for sale to retail stores, restaurants, and other licensed establishments throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "U.S. GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2025 and 2024, the Company's Cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Management evaluates the collectibility of accounts receivable based on historical collection experience, the financial condition of customers, and other relevant factors. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2025 and 2024, the Company determined that no reserve was necessary.

Income Taxes

The Company is a S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. The shareholders are responsible for federal and applicable state income taxes on their respective shares of the Company's taxable income. The Company's federal and state income tax returns remain subject to examination by the relevant taxing authorities for the applicable statutory periods.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the Company satisfies each performance obligation.

The Company earns revenue from the sale bourbon whiskey to distributors and other customers throughout the United States. Revenue is recognized at a point in time when control of the products transfers to the customer, which generally occurs upon shipment. Revenue is presented net of any returns, discounts, or other variable consideration, if applicable.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of bourbon whiskey sold during the period, including production costs, raw materials, bottling and packaging materials, freight and shipping costs, and other direct costs incurred to manufacture and deliver products for sale. Cost of goods sold also includes an allocation of production-related overhead, as applicable.

Advertising

Advertising and marketing costs are expensed as incurred. For the years ended December 31, 2025 and 2024, the Company recognized advertising and marketing expenses of $12,595 and $2,915, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and accounts receivable) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Related Party Transactions

The Company may enter into transactions with related parties, including its owners and significant shareholders, in the ordinary course of business. These transactions primarily consist of advances made by the Company's owners to fund operating activities.

Related-party advances are recognized as liabilities when the Company receives funds or otherwise incurs an obligation to a related party. Such advances are classified as current or noncurrent liabilities based on the terms of the arrangement and the expected timing of repayment. In the absence of contractual repayment terms, management evaluates the substance of the arrangement and other relevant facts and circumstances in determining the appropriate classification.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized over the term of the borrowing using the effective interest method. Principal repayments reduce the outstanding balance of the related debt, and debt obligations are derecognized when they are extinguished or otherwise legally discharged.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements, provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 28, 2026, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

Management has reviewed other accounting standards issued but not yet effective and does not believe that any such standards will have a material impact on the Company's financial position, results of operations, or cash flows upon adoption.

3. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company entered into transactions with related parties, including its owners. These transactions consisted primarily of the owners paying certain operating expenses on behalf of the Company, which were recorded as advances from owners. The advances are non-interest bearing, unsecured, and have no stated repayment terms. As of December 31, 2025 and 2024, the outstanding balances related to these advances are included in the accompanying balance sheets. Refer to Note 4, *Debt, Advances from owners*, for additional information.

4. DEBT

SBA Loan

On June 25, 2020, Boone's Bourbon LLC, the predecessor entity of Boone's Bourbon Co., obtained an Economic Injury Disaster Loan ("EIDL") from the U.S. Small Business Administration in the original principal amount of $10,500. The related obligation was assumed by or transferred to the Company in connection with the conversion of the LLC into a corporation in March 2022. The loan bears interest at a fixed annual rate of 3.75% and matures on June 25, 2050. Under the terms of the promissory note, monthly payments of $52, including principal and interest, were scheduled to begin twelve months after the date of the promissory note. The loan may be prepaid at any time without penalty.

As of December 31, 2025 and 2024, the outstanding principal balance of the loan amounted to $10,367 and $10,500, respectively.

Loans from Individuals

The Company received financing from private individual investors under arrangements that provide for a 20% return on the amounts invested. No shares or other equity interests are issued to the investors in connection with these arrangements. Under the Company's standard investment arrangement, the Company intends to repay the investment and related return after a minimum period of one year.

As of December 31, 2025 and 2024, the outstanding balances related to loans from individuals were approximately $60,100 and $70,000, respectively. These amounts are classified as current liabilities in the accompanying balance sheets.

Advances from owners

During the year ended December 31, 2025, certain operating expenses of the Company were paid directly by its owners on the Company's behalf to provide working capital and support its operating activities. These amounts were recorded as advances from owners and are non-interest bearing, unsecured, and payable on demand. As of December 31, 2025, the outstanding balance due to Tyler Boone, the Company's Chief Executive Officer, was approximately $23,203, and the outstanding balance due to Michael Boone, the Company's Chief Financial Officer, was approximately $30,000, resulting in total advances from owners of $53,204.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock with a par value of $2.00 per share. As of December 31, 2025 and 2024, 6,185,043 shares of common stock were issued and outstanding.

Common Stock and Corporate Conversion

In March 2022, the Company converted from Boone's Bourbon, LLC into Boone's Bourbon Co., a South Carolina corporation. In connection with the conversion, the Company issued 6,000,000 shares of common nonvoting stock to three former members in exchange for their LLC membership interests. No cash consideration was received in connection with these shares.

The conversion was accounted for as a continuation of the predecessor entity at its historical carrying amounts. Accordingly, the stated valuation assigned to the LLC membership interests in the legal agreements did not result in the recognition of an asset, gain, loss, or increase in total stockholders' equity.

As of December 31, 2025 and 2024, the Company had 6,185,043 shares of common nonvoting stock issued and outstanding. The shares have a par value of $2 per share, resulting in common stock of $12,370,086. The excess of aggregate par value over the historical carrying amount of contributed capital is presented as additional paid-in capital - deficit.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company may be subject to various claims, legal proceedings, and regulatory matters. Management is not aware of any contingencies that would require accrual or disclosure in the accompanying financial statements as of December 31, 2025 and 2024.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operation in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2025, the Company had an accumulated deficit of $381,993 and incurred a net loss of $20,108 for the year then ended. In addition, the Company has incurred recurring operating losses. These conditions raise substantial

doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued.

Management's plans to alleviate these conditions include increasing revenue through the continued sale and distribution of its bourbon products, expanding its customer base, managing operating costs, and obtaining additional financing as needed. Management also expects to continue receiving financial support from its owners, if necessary, to meet the Company's operating and working capital requirements.

There can be no assurance that these plans will be successful or that sufficient revenues or financing will be obtained to sustain operations. Accordingly, substantial doubt about the Company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025 through July 28, 2026, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FOOD & BEVERAGE · REGULATION CROWDFUNDING

Real Homegrown American Bourbon Whiskey & Fresh True American Brewed Beer


BOONE'S BOURBON
BOONE'S BOURBON & BOONE'S BEER

We are an award-winning bourbon & beer label out of Bardstown KY & Columbia, SC and in just under 8 years we are now in 26 states and were named a Double Gold winner at 2020 NYISC being named a Top 6 Bourbon in the World in Forbes Magazine in 2020. Founded by recording artist Tyler Boone (over 120 million streams worldwide and right...

Show more

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

INVEST NOW

MIN INVEST $100

VALUATION CAP $10M

REASONS TO INVEST

01

Premium American bourbon remains one of the world's most recognized spirits.

Kentucky bourbon continues to enjoy strong long-term global demand, even though the U.S. alcohol market has recently softened. Premium American whiskey remains a major export category and is increasingly popular internationally.

02

Premium brands outperform commodity brands.

Consumers are drinking slightly less overall, but many are choosing better-quality products when they do drink. Premium and super-premium spirits have generally proven more resilient than value brands.

03

A Resilient Consumer Industry

Bourbon and craft beer are more than products,they're lifestyle categories built around culture, community, experiences, and brand loyalty. Consumers don't simply buy the liquid; they buy the story, the brand, the experience, and the identity behind it.

That creates multiple revenue opportunities across retail, bars & restaurants, events, festivals, cocktail programs, merchandise, tourism, and direct-to-consumer sales.

For an investor: this means the opportunity isn't limited to selling bottles or cans. A strong brand can build an ecosystem around its products and create multiple paths for long-term growth.

!! IMPORTANT NOTICE FOR ALCOHOL INDUSTRY PROFESSIONALS !!

Due to strict federal and state "tied-house" laws governing the alcoholic beverage industry, individuals who hold a direct or indirect ownership interest in, or are employed by, an alcohol wholesaler (distributor) or alcohol retailer (liquor store, bar, restaurant) are legally prohibited from investing in Boone's Bourbon. By investing in this campaign, you are legally certifying that you are not an owner, officer, or employee of any alcohol wholesale or retail business.

TEAM



Tyler Boone

CEO AND FOUNDER, DIRECTOR, PRESIDENT, TREASURER

Tyler Boone is a national recording artist with 120m+ streams. His entrepreneurial background and love for bourbon & beer motivated him to build a bourbon & beer brand alongside his artist success. In addition to building the brand, Tyler executes deals with major box office retailers and manages relationships with distributors and national brokers. Tyler is also a founder of Artist Formula, where he builds relationships with musicians and artists (over 2,000 artists serviced)...

Read more



Michael Boone

CFO - DIRECTOR OF OPERATIONS, DIRECTOR, AND SECRETARY

Mick served 28 years in federal law enforcement operations. He has spent the previous 3 years in the bourbon industry growing the Boone's Bourbon brand as the leader of the functional development and distribution of the bourbon product.



Since our last raise...
We are now partnered with
1
We are now partnered with bardstown bourbon company out of Bardstown Bourbon Company in Bardstown, KY
2
Raised our margin from 20% to 45%
3
And have turned on more distribution in more states which means more reps, trucks and accounts for the brand

OVERVIEW

Homegrown spirits from honest beginnings

***"Homegrown" Boone's Bourbon** is inspired by American Singer/Songwriter **Tyler Boone**.*

Boone's Bourbon & Boone's Beer is Tyler Boone's personal take on American Bourbon Whiskey & American Beer with its first release a Pre Prohibition Pilsner made with malted barley. To our knowledge Boone's

Bourbon is the only Bourbon brand with a beer brand boiler maker release. Our company takes pride in striking a claim to help preserve the rich history of small distillery businesses all across the country that come from honest beginnings. Our unique process brings you a crafted sweet and smoky spirit distilled with corn, rye, & barley. Michael & Tyler Boone (father & son duo) being direct descendants of Squire Boone, Daniel Boone's brother, being in the bourbon industry only makes sense from their Kentucky heritage.

What started as a homegrown, family-owned brand has grown into a national brand with loyal consumers around the country.


WHAT IS
BOONE'S BOURBON
National Bourbon Distributor
• Currently 7 states carry Boone's
• Partnered with Bardstown Bourbon Co in Bardstown, KY
Popular Music Brand Association
• Leveraging music industry frame to land contracts
• Founded by award winning artist, Tyler Boone
Award Winning Bourbon
• Named Top 6 in the World in Forbes 2020
Platinum Los Angeles,
Double Gold New York International,
Double Gold Best Fifty,
Double Gold Sanfrancisco
(awarded above Blanton's)
Gold Las Vegas,
Gold ASCOT Fred Minnick &
Silver Denver

[Proof of Awards]

Sources: [Tyler Boone Music], [Forbes], [BoonesBourbon.com], [The Fifty Best], [LA Spirit Awards]

https://uproxx.com/life/best-small-batch-bourbon-whiskey-san-francisco-world-spirits-competition-2022/

THE PROBLEM

High proof bourbon doesn't need to come with a high price tag

Boone's Bourbon wants to provide spirit consumers with a high proof cask strength bourbon that is actually affordable. Most high proof bourbons on the market come at a steep price for a small volume. We are here to craft a beautifully-aged product and get it onto shelves at a fair price point. Boone's Beer while also being a craft beer boiler maker, that is easily able to land in retailers, it helps prove to move the bourbon brand more effectively now.

THE SOLUTION

Sourced and crafted with you in mind

Our bourbon is aged to perfection in brand new American charred white oak barrels. Boone's unique mash bill is what not only makes our product taste great, but it also makes 58.5 abv smoothly consumed.


For Bourbon Drinkers Who
Like To Taste Their Alcohol

Currently, we produce, source and bottle our bourbon in brand new american white oak charred barrels out of Bardstown Bourbon Co in Bardstown, KY. Boone's unique mash bill is what not only makes our product taste great, but it also makes 58.5 abv smoothly consumed.


Bold Cask Strength
• Cask strength high at 117% PROOF


• Few cask strength high proofs in the market at our price
• Brings the notes of sweet, spicy and vanilla forward
Flavor Profile
4% Barley
21% Rye
75% Corn

Our **business model** consists of 3 stages:

- We produce the product
- We sell the product to our specific distributors in each state
- Distributors deliver it to both retail partners and restaurant and bar accounts

Our job is to market the product so that we can keep gaining repeat orders and new buyers.


Location And Facilities
Boone's Bourbon & Boone's Beer now manufactured out of Bardstown, KY & Columbia, SC and distribute to
CA, NV, IL, CO, TN, KY, SC & soon The United Kingdom (England)*
BOONE'S BOURBON
BOONE'S BEER

**Forward-looking statement based on management's current expectations and negotiations, subject to change.*

OUR TRACTION

Spirits are high

Our "Homegrown" Boone's Bourbon went from $50,000 in sales in 2020 to $127,000 in 2025; we are now sitting at about $800,000 in lifetime

cumulative revenue in under 8 years. Although our biggest year was 2021, and we aim to re-invigorate our sales with our new partnerships and an expanded market.

HONORABLE MENTIONS AND AWARDS



• Named "The Top 6 Best Bourbons in the World" by Forbes Magazine 2020
• Platinum Los Angeles winner 2021
• Double Gold winner Fifty Best New York
• Double Gold winner at the 2020 New York international Spirits Competition
• Award Winning Bourbon "Gold Award" 2019 Proof Awards out of Las Vegas
• Silver Denver winner 2021
NYISC
2020



UPROXX
LIFE
All The Double Gold-Winning Small Batch Bourbons From This Year's San Francisco World Spirits Competition
ZACH JOHNSTON
LIFE WRITER
APRIL 22, 2022
AWARDED ABOVE BLANTON'S IN 2022
FEW
UNCLE NEAREST
OLD EZRA



"HOMEGROWN"


BOONE'S
BOURBON
&
BOONE'S
BEER
NOW AVAILABLE AT
CHIEF'S
on Broadway
NASHVILLE, TN
MORE
ANNOUNCEMENTS
SOON...
CHIEF'S
BOONE'S BOURBON
BOONE'S BOURBON
BOONE'S BEER

Sources: Tyler Boone Music, Forbes, BoonesBourbon.com, The Fifty Best, LA Spirit Awards

SPONSORSHIPS

We have sponsored the Bourbon & Beyond in Louisville , KY, St. Augustine Songwriters Festival, Lightning 100 radio station in Nashville & now Eric Church's (country legend) bar "Chiefs" with artist Uncle B on Broadway in Nashville.

THE MARKET

We believe there's nothing like Boone's Bourbon & Boone's Beer on the shelf

The bourbon market is valued at $9.2 billion in 2026 and international demand continues to rise.

The global beer market exceeds $900 billion annually and is projected to continue growing throughout the next decade.

Boone's Beer has its eyes set on exporting to the UK* and american craft beer internationally is still growing.

While the U.S. beer market itself remains mature, with domestic beer consumption generally flat to declining over the past decade, international demand for American beer brands is still growing in many markets, particularly for premium, craft, and lifestyle-oriented brands. Growth is not uniform, but there are attractive export opportunities.

American craft beer continues to attract consumers overseas looking for unique styles, particularly IPAs, lagers, and barrel-aged beers. Organizations like the Brewers Association continue to invest in export programs because international demand remains healthy.

We aim to disrupt the market by being the most accessible high proof

We aim to disrupt the market by being the most accessible high proof bourbon on the retail shelf as well as behind the bar with our fresh american pre prohibition style pilsner perfectly matched as our boiler maker.

**Forward-looking statement based on management's current expectations and negotiations, subject to change.*



Analyzing The "Competition"
Bourbon Manufacturers
Big and slow moving with a lack of innovation
Craft Distilleries
Competition with large brands

WHY INVEST

We are an internationally recognized brand with firm roots

"Homegrown" Boone's Bourbon & now Boone's Beer is an award-winning bourbon brand that is family-owned by a father and son duo destined to create a legendary spirit brand from honest and true beginnings. We believe our company has proven that our bottle has a "proof of concept" and is providing value that our competitors don't. As we move towards releasing more bourbon & beer products we have also released our single barrel program, now ready to scale our brand with more strategic investors!



WE ARE NOW AIMING TO BE A LEADER IN BOTH THE BOURBON & BEER MARKET
2022 - NATIONAL REACH IN BOURBON
2024 - BEER LAUNCH
2026 - EXPORTING GLOBALLY BOTH BRANDS

ABOUT

HEADQUARTERS

WEBSITE

HEADQUARTERS

105 S. Norfolk Way
Charleston, SC 29445

WEBSITE

drinkboonesbourbon.com ↗

We are an award-winning bourbon & beer label out of Bardstown KY & Columbia, SC and in just under 8 years we are now in 26 states and were named a Double Gold winner at 2020 NYISC being named a Top 6 Bourbon in the World in Forbes Magazine in 2020. Founded by recording artist Tyler Boone (over 120 million streams worldwide and right under 500,000 social media followers)

TERMS

Overview

Company: Boone's Bourbon

Valuation Cap: $10M

Deadline: Nov. 19, 2026 at 2:59 AM EST

Min Investment: $100

Discount: 20.0%

Conversion Trigger: $1,000,000

Offering Type: Simple Agreement for Future Equity

SEC Recent Filing   Offering Memorandum

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, my name is Tyler Boone, founder of the award-winning homegrown Boon's bourbon Boons beer label.

We started this brand 2018, me and my father, Mick Boone, out of Charleston, South Carolina, our hometown. And since then, we've been distributed in 26

states all across the United States and have sold online to all 50. From humble beginnings at a Charleston South Carolina in 2018, we've grown to a

national recognized brand with such awards as top six world in Forbes, Platin LA, Double Gold New York two times, double gold San Francisco, a

water bub blends. That was a really cool day for us. And of course, Gold Las Vegas. We've been featured in such publications such as Forbes, Rolling

Stone, Pace Magazine, Billboard, UPROS, you name it. Over the years, we promised more expansion into the brand and 3

years ago in 2023, we launched our American Pzner with malted barley homegrown boons beer and we now distribute the beer currently in

Tennessee and South Carolina and we hope to start distributing in more states here soon. On the bourbon side, we've also expanded. Now we are fully produced

out of Barstown, Kentucky, out of Barstown Bourbon Company with both our cash strength and our new 4-year single barrel. Also in great news, we just

signed with Crescent Moon for the Boon's beer and bourbon. We're going to be exporting to the UK, Great Britain. Uh it should be in over 30 stores. In

addition, Homegrown Boons Beer has partnered with Fog Street Lawn Club and the Gulch of Nashville, Tennessee for the official World Cup Series. In

addition to retail expansion, we're now selling exclusively online with our online retailer, the Mixer, selling over 50,000 mini bottles a year in cocktail

kits and also our 750s. So now we can bring our product straight to the customer. Boon's Bourbon and Boone Beer is still a family independent company

and we're very excited to bring on more investors this summer. Be sure to follow us online at drinkboonsbourbon.com and Boon Beer. You can find us on all

social media and we'd appreciate any support you can give us. Thank you so much.

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filing ID: 220308-1408545

Filing Date: 03/08/2022

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

CONVERSION OF A LIMITED LIABILITY COMPANY TO A CORPORATION

****Conversion of an entity can result in tax consequences for the entity. Please consult a tax professional such as a CPA or qualified attorney before filing for conversion.**

The following limited liability company hereby converts to a corporation pursuant to the provisions of Section 33-44-908 and Section 33-44-909 of the 1976 S.C. Code of Laws, as amended, by filing these articles of incorporation.

1. The name of the corporation which complies with Section 33-4-101 of the 1976 S.C. Code of Laws, as amended, is:

   Boone's Bourbon Co.

2. The initial agent for service of process of the corporation is

   Michael Boone
   (Name)

   ____
   (Signature)

   and the street address in South Carolina for this agent for service of process is
   105 South Norfolk Way
   (Street Address)

   Goose Creek, South Carolina 29445
   (City, State, Zip Code)

3. The former name of this corporation while a limited liability company was:

   Boone's Bourbon LLC

4. a. The number of votes by the members (entitled to vote) which were cast "for" the conversion was:

      3

   b. The number of votes by the members (entitled to vote) which were cast "against" the conversion was:

      0

   c. If this was less than a unanimous vote "for" conversion, specify either the number or percentage of votes required to approve the conversion: 3 (Specify whether "number" or "percentage")

5. The corporation is authorized to issue shares of stock as follows. Complete "a" or "b", whichever is applicable:

   [X] a. The corporation is authorized to issue a single class of shares. The total number of shares authorized is:

   20,000,000

Boone's Bourbon Co.

Name of Corporation

☐ b. The corporation is authorized to issue more than one class of shares:

Class of Shares Authorized	No. of Each Class

The relative right, preference, and limitations of the shares of each class, and of each series within a class, are as follows:

6. Unless a delayed effective date is specified these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time: __________ (Date) __________ (Time)

7. The articles of organization of the limited liability company will be cancelled as of the effective date of this filing.

8. Name, address and signature of each incorporator (only one required):

a.

Michael Boone
(Name)

105 South Norfolk Way
(Street Address)

Goose Creek , South Carolina 29445
(City, State, Zip Code)

Michael Boone
(Signature)

b.

Tyler Boone
(Name)

255 West 5th Street, 1011
(Street Address)

San Pedra , California 90731
(City, State, Zip Code)

Boone's Bourbon Co.

Name of Corporation

Tyler Boone

(Signature)

c.

Khai Nguyen

(Name)

2809 Prickley Pear Drive

(Street Address)

Henderson, Nevada 89074

(City, State, Zip Code)

Khai Nguyen

(Signature)

9. I, David Aylor, an attorney licensed to practice in the State of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements in Chapter 2, Title 33 of the 1976 S.C. Code of Laws, as amended, relating to the articles of incorporation.

Date: 03/08/2022

David Aylor

(Signature)

David Aylor

(Print Name)

24 Broad

(Street Address)

Charleston, South Carolina 28414

(City, State, Zip Code)

843-577-5530

(Telephone Number)

Business Name: Bonnie's Barber Co.

Signature Page for a Secretary of State Business Filing

This page must be completed, scanned, and attached to any business filing where one of the following is true.

- ...arty signs the digital form on behalf of official signee.
- ...'s signature is required. (Articles of Incorporation for Corporation, Nonprofit Corporation, and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)
Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Name ______________________ Date ______________

Signature ______________________ Title / Position ______________

Name ______________________ Date ______________

Signature ______________________ Title / Position ______________

Name ______________________ Date ______________

Signature ______________________ Title / Position ______________

Name ______________________ Date ______________

Signature ______________________ Title / Position ______________

Attorney Signature

Required for forms that implicitly state that an attorney must sign. (Articles of Incorporation for Corporation, Nonprofit Corporation, and Benefit Corporation)

I, David Aylor an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, related to the articles of incorporation.

Attorney Signature ______________________ Date 1/25/2022

Scan and Upload this document to the Business Filing System during the filing process.
File must be in PDF Format.